FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly Traded Company with Authorized Capital
CNPJ/MF No. 47.508.411/0001-56

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 8, 2007

DATE, TIME AND PLACE: Held on May 8, 2007, at 6:00 pm, in the Company's head office, at Avenida Brigadeiro Luiz Antônio, No. 3,142, in the City of São Paulo, State of São Paulo.

CHAIR: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL AND ATTENDANCE: The call was waived pursuant to 2nd § of article 15 of the Company’s Corporate Bylaws, as all members of the Board of Directors attended.

AGENDA: (i) consideration of requests for resignation presented by Directors César Suaki dos Santos and Jean Henri Albert Armand Duboc; (ii) Creation of new positions to integrate the Board of Directors and the definition of the corresponding attributions; (iii) Election of new members of the Company’s Board of Directors, determining the corresponding specific attributions; (iv) Change of specific names and designations of the position of Director of Comprebem/Sendas Supermarket.

RESOLUTIONS: At the beginning of the meeting, the members examined the items contained in the agenda and resolved, by unanimous vote:

(i) the requests for resignation presented by Commercial Director César Suaki dos Santos and by Director of Hypermarkets Jean Henri Albert Armand Duboc were accepted. Mr. Chairman, on behalf of the Company, thanked for the contribution given by Messrs. César Suaki dos Santos and Jean Henri Albert Armand Duboc who, undoubtedly, were fundamental for the development and growth achieved by this Company, making it increasingly solid and progressive.

(ii) pursuant to the 1st paragraph of Article 21 of the Company's Bylaws, to define the specific attributions of each Director of the Company, in addition to those already defined: (1) Marketing Director: (a) is responsible for the definition of Marketing policies; (b) is responsible for the guidance, technology, tools and innovation of Marketing methodologies; (c) is responsible for positioning the brands; (d) is responsible for the development, management and operation of all advertising and media actions; (e) is responsible for providing the Company with information, diagnosis and trends related to consumers and market; (f) is responsible for creation and maintenance of the Company’s image; (g) is responsible for the definition of an action plan and communication of the company with governmental entities, class entities, the media and general public; (h) is responsible for the development and management of services and customer service programs; (i) is responsible for the management of social projects. (2) Commercial Director – Non-Foods: (a) to coordinate and supervise the process for purchase of goods; (b) to present proposals of strategy and commercial policy and proposals of new business and products lines, including mix of products, as well as the price policy to be adopted; (c) to promote negotiations with suppliers, aiming at alternatives and providing technical support for their development; (d) to define the policy for the purchase of products; (e) to contribute to the maximization of commercial management results, in order to assure competitiveness; (f) to promote the integration with Business Units, Supply Chain and Marketing for joint decisions and to assure, together the other areas of the company, the interface required to meet the goals established; (g) to assure the technological development needed to support all logistic operations; (h) to execute agreements and contracts with suppliers to obtain better costs; (i) to contribute to maximize sales. (3) Commercial Director – Foods: (a) to coordinate and supervise the process for purchase of goods; (b) to present proposals of strategy and commercial policy and proposals of new business and products lines, including mix of products, as well as the price policy to be adopted; (c) to promote negotiations with suppliers, aiming at alternatives and providing technical support for their development; (d) to define the policy for the purchase of products; (e) to contribute to the maximization of commercial management results, in order to assure competitiveness; (f) to promote the integration with Business Units, Supply Chain and Marketing for joint decisions and to assure, together the other areas of the company, the interface required to meet the goals established; (g) to assure the technological development needed to support all logistic operations; (h) to execute agreements and contracts with suppliers to obtain better costs; (i) to contribute to maximize sales. (4) Director of International Market: (a) to define and prepare the macro strategy of its areas aligned to the strategy of each class, preparing the annual planning with performance targets and goals, (b) to define strategies for negotiation with suppliers, together with the Purchase area; (c) to establish a relationship with the internal areas in order to define the strategies, identifying opportunities in potential markets by category, and permanently developing “businesses"; (d) to follow the internal and external market evolution, being attentive to the global consumption tendencies, in order to promote major commercial opportunities and to anticipate our clients' needs (current and future information); (e) to define and take part in major negotiations with suppliers together with the Commercial area, providing guidance on legal aspects; (f) to define strategic partnerships and exchange information with the suppliers of internal and external market, aiming at leveraging the categories (Import and Export); (g) to establish a relationship with external partners and with federal entities; (h) to identify in the market suppliers and products that meet the expectations of the areas of Purchase, Categories Management, external partners and clients, obtaining the global view of the business; (i) to evaluate the suppliers' performance; (j) to assure the supply of imported goods to the stores, analyzing inventory coverage and ruptures;

(iii) pursuant to Article 20 of Company’s Bylaws, to elect the new members of Company’s Management, in order to complete the term in office of the Management, that is, up to April 30, 2008, fixing their corresponding specific designations, the following individuals having been elected: as Marketing Director, Claudia Jordão Ribeiro Pagnano, Brazilian, married, communication theorist, bearer of identity card RG 17.942.892 -5 SSP/SP, registered with CPF/MF under No. 137.792.458 -09, residing in the Capital of the State of São Paulo, with commercial domicile at Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista; as Commercial Director – Non Foods: Pedro Barcellos Janot Marinho, Brazilian, married, business administrator, bearer of identity card RG No. 4.442.488 SSP- RJ, registered with CPF/MF under No. 521.637.337 -34, residing in the Capital of the State of São Paulo, with commercial domicile at Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista; as Commercial Director – Foods: Antonio Ramatis Fernandes Rodrigues, Brazilian, married, engineer, bearer of identity card RG 8.589.254 -3 – SS/SP, registered with CPF/MF under No. 050.781.388 -03, residing in the Capital of the State of São Paulo, with commercial domicile at Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista; as International Market Director: Alexandre

Lodygensky Junior, Brazilian, married, engineer, bearer of identity card RG 6.288.204 -1, registered with CPF/MF under No. 791.807.288 -04, residing in the Capital of the State of São Paulo, with commercial domicile at Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista.

The Directors now elected declare, under the legal penalties, that they are not involved in any sort of crime defined by law that prevent them from exercising business activity, and that they are aware of the provisions of article 147 of Law No. 6.404/76.

The Directors will be installed in their positions upon the execution of the corresponding Deed of Installation drawn up in the proper book. Mr. Chairman clarified that the Directors now elected who maintain their capacity as employees of the Company may waive to the compensation as Manager, opting for the maintenance of their salary;

(iv) to change the designation of the position of Director of Comprebem/Sendas for Director of Hypermarkets and Director of Comprebem Supermarkets, establishing the following activities: (a) to coordinate, supervise and manage the Hypermarket chain of the Company; (b) to present expansion or improvement proposals in the Company’s Hypermarket chain; (c) to define and guide the implementation of strategies and tactics in the stores divisions, involving Operation, Category Management and Marketing; (d) to define and guide the development of policies and standards defined for the commercialization in stores; (e) to define and guide the development of policies of customer services, including pricing, promotions and campaigns; (f) to assure the establishment of and the compliance with policies and strategies related to sales targets, (g) to coordinate, supervise and manage the Company's Comprebem Supermarket chain; (h) to present proposals for expansion or improvement in the Company's Comprebem Supermarket chain; (i) to define and guide the implementation of strategies and tactics in the store divisions, involving Operation, Category and Marketing Management; (j) to define and guide the development of policies and standards defined for the commercialization in the branches; (k) to define and guide the development of customer service policies, including the establishment of prices, promotions and campaigns; (l) to assure the establishment of and the compliance with the policies and strategies related to the sales targets, competitiveness policy, operation and price strategies; (m) to keep the information flow among Commercial areas, Supply Chain and Company’s Board of Directors; (n) to define and forward to the CEO, for approval process, investment plan for the Company’s brands, (o) to assure the collaborators, customers and Company’s facilities safety, the competitiveness policy, the operation and prices strategies; (p) to keep the information flow among Commercial, Supply Chain and direction areas of the company; (q) to define and forward to the CEO, for approval process, a plan of investments for the Company’s brand and (r) to assure the safety of collaborators, customers and facilities of the Company

(iv) to confirm the current composition of the Management, the term in office of which expires on April 30, 2008: CEO: Cássio Casseb Lima; Financial Administrative Director: Enéas César Pestana Neto, Investments and Works Director: Caio Racy Mattar; Director of Pão de Açúcar Supermarket: José Roberto Coimbra Tambasco, Director of Comprebem Hypermarkets and Supermarkets: Hugo Antonio Jordão Bethlem; Director of Human Resources: Maria Aparecida da Fonseca, Director of Investors Relations: Daniela Sabbag, Commercial Director - Foods: Antonio Ramatis Fernandes Rodrigues, Marketing Director - Claudia Jordão Ribeiro Pagnano, Commercial Director – Non-Foods: Pedro Barcellos Janot Marinho and Foreign Trade Director: Alexandre Lodygensky Junior.

APPROVAL AND EXECUTION OF THE MINUTES: As there were no further businesses to be dealt with, the meeting was adjourned, for the drawing up of these minutes. Once the meeting was reopened, this instrument was read and approved, being executed by all those attending. São Paulo, May 8th, 2007. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano – Secretary. Signed by) Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre and Xavier Michel Marie Jacques Desjobert.

This is a true copy.

Marise Rieger Salzano
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.